Exhibit 99.3

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY. 1 A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. 2 Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person. 3 Whether or not you propose to attend the AGM in person, you are strongly advised to vote as described in the Notice of the AGM or complete and sign the proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company marked for the attention of Cesar Augusto Silva, or send copies of the foregoing by email to proxy@Equiniti.com no later than 11 :59 p.m., Eastern Time, on 4 September 2025. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish. 4 If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. 5 A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting. 6 No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid Whether or not you plan to attend the AGM, please promptly complet, date, sign and return the enclosed personalized proxy card attached to this Notice in the enclose,pre-addressed envelope provided for that purpose so you’re your vote is received before 11:59PM on 4 September Proxy@Equlniti.com EM· 718-765-8730 VASTA PLATFORM LIMITED Proxy for Annual General Meeting of Shareholders on September 5, 2025 Solicited on Behalf of the Board of Directors I/We--- Shareholders on September 21, 2023 Solicited on Behalf of the Board of Directors I/We _____________________________________________________________________ Please Print Name(s) of _______________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint _____________________________________of___________________________________ or failing him/her _____________________________________of_________________________________ or failing him/her the duly appointed chairman of the Meeting (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on the 5th day of September 2025 at 10:00 a.m. Sao Paulo time at the offices of the Company located at Av. Paulista, 901, 5th Floor, Bela Vista, Sao Paulo - SP, 01310-100, Brazil and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the mat ter specified in the Notice of the AGM as indicated on the reverse side: 1,1 (Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF VASTA PLATFORM LIMITED NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Company’s 2024 annual report, notice of meeting, proxy statement and proxy card are available at https://ir.vastaplatform.com/shareholder - meetings Please sign, date and mail your proxy card in the envelope provided as soon as possible. x Please detach along perforated line and mail in the envelope provided. 00030000000000001000 7 090525 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE September 5, 2025 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . 1 . Resolution : To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2024 be approved and ratified . If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM. FOR AGAINST ABSTAIN NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “ AGM ”) will be held on 5 September 2024 at 10 : 00 a . m . (São Paulo time) . The AGM will be held at the offices of the Company located at Av . Paulista, 901 , 1 st Floor, Bela Vista, São Paulo – SP, 01310 - 100 , Brazil . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice Card in the enclosed, pre - addressed envelope provided for that purpose so that your vote is received before 11 : 59 PM (Eastern Time) on 4 September 2025 . EMAIL : proxy@astfinancial.com FAX : 718 - 765 - 8730 YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES . WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS .

INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . TELEPHONE - Call toll - free 1 - 800 - PROXIES ( 1 - 800 - 776 - 9437 ) in the United States or 1 - 718 - 921 - 8500 from foreign countries from any touch - tone telephone and follow the instructions . Have your proxy card available when you call . Vote online/phone until 11 : 59 PM EST on 4 September 2025 . MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible . IN PERSON - You may vote your shares in person by attending the Annual Meeting . GO GREEN - e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . PROXY VOTING INSTRUCTIONS x Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00030000000000001000 3 092123 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE COMPANY NUMBER ACCOUNT NUMBER ANNUAL MEETING OF SHAREHOLDERS OF VASTA PLATFORM LIMITED September 5, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Company’s 2024 annual report, notice of meeting, proxy statement and proxy card are available at https://ir.vastaplatform.com/shareholder - meetings 1 . Resolution : To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2024 be approved and ratified . If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM. FOR AGAINST ABSTAIN NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “ AGM ”) will be held on 5 September 2025 at 10 : 00 a . m . (São Paulo time) . The AGM will be held at the offices of the Company located at Av . Paulista, 901 , 1 st Floor, Bela Vista, São Paulo – SP, 01310 - 100 , Brazil . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice Card in the enclosed, pre - addressed envelope provided for that purpose so that your vote is received before 11 : 59 PM (Eastern Time) on 4 September 2025 . EMAIL : proxy@astfinancial.com FAX : 718 - 765 - 8730 YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES . WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS .

1 . Resolution : To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2024 be approved and ratified . THE BOARD RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE RESOLUTIONS. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e - mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 22 August 2025. Please visit https://ir.vastaplatform.com/shareholder - meetings, where the following materials are available for view: • Notice of Annual Meeting of Stockholders • Proxy Statement • Form of Electronic Proxy Card • Annual Report on Form 20 - F TO REQUEST MATERIAL: TO VOTE: TELEPHONE: 888 - Proxy - NA (888 - 776 - 9962) 718 - 921 - 8562 (for international callers) E - MAIL: info@astfinancial.com WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials ONLINE : To access your online proxy card, please visit www . voteproxy . com and follow the on - screen instructions or scan the QR code with your smartphone . You may enter your voting instructions at www . voteproxy . com up until 11 : 59 PM Eastern Time on 4 September 2025 . IN PERSON : You may vote your shares in person by attending the Annual Meeting . TELEPHONE : To vote by telephone, please visit www . voteproxy . com to view the materials and to obtain the toll free number to call . MAIL : You may request a card by following the instructions above . COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER Please note that you cannot use this notice to vote by mail. Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting of VASTA PLATFORM LIMITED To Be Held On: September 21, 2023 at 10:00 a.m. (São Paulo time) at Av. Paulista, 901, 1st Floor, Bela Vista, São Paulo – SP, 01310 - 100, Brazil